EXHIBIT 99.12

CONSENT OF G. O’DONOVAN

I hereby consent to the use of my name in connection with the following, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.
Section 2 (entitled “Regional Geology”) and Section 3 (entitled “Kamituga”) of the technical report of Steffen, Robertson and Kirsten (UK) Ltd. dated February 2005, and entitled “NI 43-101 Technical Report, Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo” (the “Kamituga Report”);  and

2.	The annual information form of the Company dated March 29, 2010, which includes reference to the undersigned in connection with information relating to the Kamituga Report.

I also consent to the incorporation by reference of this consent as an exhibit to the Form F-10 of the Company filed with the United States Securities and Exchange Commission (File No. 333-153305) dated September 11, 2008.

Date: March 29, 2010

Company Name

By:	/s/ Gareth O’Donovan
Name: Gareth O’Donovan
Title: Managing Director, SRK Exploration Services